Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of
Oregon (the "Trust") was held on May 3, 2004. The holders of shares representing 84% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for are presented below).

1. To elect Trustees.

Number of  Votes:

Trustee			   For		Withheld

Lacy B. Herrmann		33,504,181		270,074
Gary C. Cornia		33,522,791		251,463
James A. Gardner		33,521,187		253,068
Diana P. Herrmann		33,493,387		280,868
Edmund P. Jensen		33,537,998		236,257
Raymond H. Lung		33,527,705		246,550
John W. Mitchell		33,536,580		237,674
Patricia L. Moss		33,543,396		230,859
Ralph R. Shaw		33,513,271		260,984
Nancy Wilgenbusch		33,522,639		251,616

2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

For				Against		Abstain

33,155,486			60,035			558,733